Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Huttig Building Products, Inc.:
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Huttig Building Products, Inc. of our report dated March 4, 2009, with respect to the consolidated balance sheets of Huttig Building Products, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report is incorporated by reference in the December 31, 2008 annual report on Form 10-K of Huttig Building Products, Inc.
/s/ KPMG LLP
St. Louis, Missouri
January 26, 2010